VIA EDGAR

August 8, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Larry Spirgel Ms. Emily Drazan

Re:	Salem Media Group, Inc. Registration Statement on Form S-3 File No. 333-212909

Acceleration Request

	Requested Date:	August 10, 2016
	Requested Time:	4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Salem Media Group, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on August 10, 2016 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”) of the Commission.

The Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

August 8, 2016

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. David C. Lee at (949) 623-3596.

Sincerely,

SALEM MEDIA GROUP, INC.

By:	/s/ Christopher J. Henderson
Christopher J. Henderson
Senior Vice President and General Counsel

cc:	David C. Lee, Esq.
Matthew A. Susson, Esq.
K&L Gates LLP